UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated June 4, 2014

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye" or "the Group")

SIBANYE STRATEGIC AND OPERATING UPDATE

Westonaria, 4 June 2014: Sibanye (JSE: SGL & NYSE: SBGL) is hosting a strategic, technical and operational update for investors, analysts and media at its Libanon corporate offices on 4 June and operational visits on 5 June 2014. The Group will be releasing new, material, information as set out in this SENS with the detailed information available on Sibanye's website www.sibanyegold.co.za, from 08h30 (CAT) today.

Stakeholders are therefore advised to take careful note of the contents of this release and are recommended to access the live webcast of the presentations at www.sibanyegold.co.za from 08h15 (CAT) on 4 June 2014. Recordings of the webcast will also be available on the Company's website after 4 June 2014.

1. Significantly increasing Mineral Reserves and Resources

Following the conclusion of the of Witwatersrand Consolidated Gold Resources Limited ("Wits Gold") and the Cooke underground and surface operations ("Cooke") acquisitions, Sibanye has revised its C2014 Mineral Resources and Mineral Reserves statement; incorporating Mineral Resources and Mineral Reserves previously held by Wits Gold in the Southern Free State (excluding Potchefstroom Mineral Resources from the Klerksdorp and Potchefstroom prospecting rights) and those attributable to Cooke.

- Total Group gold Mineral Reserves increased by 66% from 19.7Moz at 31 December 2013 to 32.7Moz and gold Mineral Resources increased by 98% to 128.7Moz.

- Total underground gold Mineral Reserves have increased by 67% from 15.2Moz declared at 31 December 2013 to 25.6Moz.

- Surface gold Mineral Reserves increased by 58% to 7.1Moz primarily due to the addition of Cooke's Tailings Surface Facilities ("TSF") to the West Rand Tailings Retreatment Project ("WRTRP").

- Uranium Mineral Reserves have more than doubled to 102.8Mlbs and uranium Mineral Resources increasing by 239.1Mlbs since the 31 December 2013 declaration with the addition of Cooke's Tailings Surface Facilities ("TSF") to the West Rand Tailings Project ("WRTRP") and Wits Gold's Beisa North and South uranium Mineral Resources

Revised Sibanye Operations and Projects gold Mineral Resource and Mineral Reserve summary (including recent acquisitions)

Gold	Mineral Resources				Mineral Reserves			
	31 Dec 2013			31 Dec 2012	31 Dec 2013			31 Dec 2012
Sibanye Gold Operations & Projects	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)	Tons (Mt)	Grade (g/t)	Gold (Moz)	Gold (Moz)
Underground								
Beatrix	58.6	4.9	9.18	8.29	30.7	3.6	3.54	3.32
Driefontein	60.1	10.9	21.10	22.10	25.7	7.2	5.91	4.23
Kloof	**65.2**	**14.4**	**30.13**	**39.49**	**22.2**	**8.1**	**5.78**	**5.46**
Cooke	**142.6**	**4.1**	**18.99**	**19.82**	**12.9**	**4.4**	**1.84**	**1.84**
Wits Gold Projects	243.6	5.4	42.05	26.45	55.1	4.8	8.50	5.40
Total underground	**570.1**	**6.6**	**121.44**	**116.15**	**146.5**	**5.4**	**25.57**	**20.25**
Current surface rock dumps (SRD) and tailings storage facilities (TSF)								
Beatrix	10.5	0.4	0.13	0.15	7.5	0.4	0.09	0.04
Driefontein	15.8	0.5	0.25	0.34	6.4	0.7	0.15	0.14
Kloof	6.4	0.7	0.15	0.14	15.8	0.5	0.25	0.34
Cooke (Randfontein Surface)	24.8	0.4	0.28	0.27	19.7	0.4	0.23	0.21
Total SRD and TSF	**57.5**	**0.4**	**0.81**	**0.90**	**49.4**	**0.4**	**0.71**	**0.73**
Project TSF (WRTRP)								
Driefontein	161.9	0.3	1.79	1.52	161.9	0.3	1.79	0.00
Kloof	252.3	0.3	2.24	2.22	252.3	0.3	2.24	0.00
Cooke	288.1	0.3	2.45	2.45	280.4	0.3	2.40	0.77
Total WRTRP	**702.3**	**0.3**	**6.48**	**6.19**	**694.6**	**0.3**	**6.42**	**0.77**
Group Total	**1329.9**	**3.2**	**128.73**	**123.24**	**890.5**	**1.2**	**32.70**	**21.75**

Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant

Revised Sibanye uranium Mineral Resource and Mineral Reserve summary (including recent acquisitions)

Uranium	Mineral Resources				Mineral Reserves			
	31 Dec 2013			31 Dec 2012	31 Dec 2013			31 Dec 2012
Sibanye Gold Operations & Projects	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)	Tons (Mt)	Grade (kg/t)	U_3O_8 (Mlb)	U_3O_8 (Mlb)
Underground								
Beatrix	12.5	0.931	25.66	–	–	–	–	–
Driefontein	–	–	–	–	–	–	–	–
Kloof	–	–	–	–	–	–	–	–
Cooke	48.2	0.479	50.86	53.25	5.6	0.436	5.42	4.22
Wits Gold Projects	216.5	0.226	107.84	107.84	–	–	–	–

Total underground	277.2	0.302	184.36	161.09	5.6	0.436	5.42	4.22
Project tailings storage facilities (WRTRP)								
Driefontein	153.7	0.064	21.76	–	153.7	0.064	21.76	–
Kloof	252.3	0.038	21.39	–	252.3	0.038	21.39	–
Cooke	288.1	0.086	54.78	54.78	280.4	0.088	54.26	34.33
Total WRTRP	694.1	0.064	97.93	54.78	686.4	0.064	97.41	34.33
Group Total	971.4	0.132	282.29	215.87	692.1	0.067	102.83	38.55

Rounding-off of figures may result in minor computational discrepancies, where this happens it is not deemed significant

The Competent Person designated in terms of SAMREC, who takes responsibility for the reporting of Sibanye Gold's Mineral Resources and Mineral Reserves is the current Head of Mine Planning and Mineral Resource Management for Sibanye Gold, Gerhard Janse van Vuuren [BTech (MRM); GDE (Mining Eng.); MBA; MSCoC (PLATO – No. 0243)). Mr. Janse van Vuuren has 26 years experience in the mining industry. Additional information pertaining to the teams involved in compiling the Mineral Resource and Mineral Reserve declaration is incorporated in the Mineral Resources and Mineral Reserves Supplement. The Competent Person consents to the inclusion of the above information in the form and context in which it appears.

Stakeholders are advised further detail relating to the C2014 Reserves and Resources statement will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today.

2. Increasing sustainable production levels and extending life of Mine ("LoM")

In C2013 Sibanye implemented a new operating model and organisational structures and significantly restructured the business, in order to arrest the declining production and increasing cost trends that had prevailed at its Kloof, Driefontein and Beatrix operations ("KDB") during the previous decade.

Successful implementation of these initiatives resulted in production increasing by 17% to 44,474kg (1.43Moz) and All-in cost declining by 8% to R354,376/kg (US$1,148/oz) in C2013 compared with C2012. These operational improvements facilitated Sibanye declaring a 46% increase in its declared Mineral Reserves at 31 December 2013.

The revised C2013 Sibanye LoM plan, underpinned by the increased Mineral Reserves, have resulted in increased production forecasts for the KDB operations to approximately 1.4Moz per annum until 2018, with forecast production levels remaining above 1.2Moz until 2020 (previously declining below 1.2Moz in 2016). The forecast Group LoM for KDB was also extended by 3 years.

Stakeholders are advised that further detail relating to the previously undisclosed C2013 LoM plan will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today .

3. Logical consolidation – adding long term value

Sibanye has pursued logical regional consolidation through the Cooke and Wits Gold acquisitions. The acquisitions will enhance and extend Sibanye's operating life and enable the Group to leverage existing infrastructure and regional synergies to extract value for stakeholders.

The incorporation of Cooke and Wits Gold have resulted in a significant increase in C2014 Reserves and production and extended the C2014 LoM production profile. Sibanye is confident that these acquisitions will support a sustained dividend yield for longer and benefit all of its stakeholders.

The addition of the forecast Cooke LoM production has increased Group forecast production for C2014 by 12% to 1.58Moz and Sibanye has increased its sustainable production target from 1.2Moz pa to 1.4Moz pa, which, on the basis of the revised C2014 Sibanye LoM plan, will be maintained for approximately 5 years to 2020. Capital required to maintain the revised C2014 LoM profile is approximately R360m higher in 2014 at approximately R3.5bn and R400m higher in 2015 than in the previous C2013 Sibanye LOM plan, due to Ore Reserve Development ("ORD") capital required at Cooke to increase ore reserve flexibility and facilitate the production build-up from the uranium by-product areas.

Stakeholders are advised that further detail relating to the Sibanye C2014 LoM plan including detail on Cooke, will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) on today.

4. Sustaining the dividend yield

Sibanye is differentiated by its South African focus, holistic approach to stakeholder relations and its strategic market position as a benchmark dividend vehicle in the mining sector. The ability to deliver on the dividend underpins and informs the corporate strategy and decision making.

In the longer term the ability to sustain the dividend will need to be supported by organic and acquisitive growth. Strategic decisions relating to growth will be directed by the ability of the Group to sustain or enhance its dividend strategy and, as a result, growth will be funded from cash flow after dividends or alternative funding options may be considered where appropriate

Sibanye's dividend policy will remain unchanged at 25-35% of normalised earnings.

5. Growth

A dedicated new business team has recently been appointed to assess all growth opportunities which support Sibanye's long term dividend yield strategy.

Sibanye will pursue both organic and acquisitive growth, as long as:

- it is consistent with and supports its dividend strategy,
- is earnings and/or cashflow enhancing, and
- strategically positions the Group for further realisation of value.

Strict filters will be applied to organic growth projects including assessing each project for risk, returns and the impact of financing on returns.

Acquisitive growth must be earnings accretive or strategic, with medium term potential to support the core dividend strategy. Sibanye will pursue value and growth in other mining sectors if supportive of its core dividend strategy.

6. Projects and Organic growth

A full evaluation of Sibanye's organic growth opportunities has commenced. Sibanye has an extensive project pipeline from early stage scoping studies to feasibility studies, both on new projects and existing operations. Project evaluation criteria have been developed to guide the evaluation, prioritisation and progress of our internal projects.

The majority of these projects are at a sufficiently advanced level to develop discounted cash flow models, facilitating the opportunity to determine the potential impact of our organic growth opportunities on our existing LOM plans.

The company will be presenting comprehensive detail on its project portfolio, which illustrates that it has the potential to extend its LoM operating profile at over 1.4Moz per annum on a sustainable basis, for a period exceeding 10 years, if all projects are developed.

On the basis of the current project studies, annual capital requirements do not exceed R4.5bn per annum, and remain relatively constant on a unit cost basis at approximately US$250/oz (in C2014 money terms). The net result is a potential sustained cash flow profile well beyond 10 years, that despite the additional capital required in the short term, would not detrimentally impact on our ability to maintain our dividend pay-out.

While it is clearly recognised that it is likely that some projects may not meet the required evaluation criteria, and hence may not be implemented, initial assessment demonstrates sufficient organic growth flexibility to have confidence in our ability to maintain our targeted production and economic output levels for more than 10 years.

Stakeholders are advised that further detail relating to Sibanye's organic growth projects, including a conceptual LoM profile, will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today.

7. Uranium strategy

On 29 May 2014 Sibanye announced that it had produced and delivered its first 10 tons of ammonium diuranate ("ADU") to the Nuclear Fuels Corporation of South Africa (Proprietary) Limited ("NUFCOR").

Production of by-product uranium is a critical component of the operational turnaround at Cooke and will enable the Group to extract value from otherwise uneconomic gold Mineral Resources. Revenue from the sale of uranium by-product, which is associated and mined with the gold, will be offset against the gold production costs, thereby enabling the optimisation of the medium-grade gold Mineral Resources. Uranium production from Cooke is forecast at approximately 500,000lb per annum by 2016.

Extraction of uranium from Sibanye's surface tailings is also an environmental imperative and will enable the realisation of up to 7Moz of gold contained in the WRTRP resources. Up to 350,000lb of uranium per annum could be realised from the initial phases of this project

The development of Sibanye's existing uranium business is a logical strategy. Increasing production to meaningful and consistent levels will enable offtake contracts at higher prices to be secured, and ensure the relevance of the uranium strategy.

Sibanye will also consider partnerships or acquisitions which support its ability to secure higher contract prices

Stakeholders are advised that further detail relating to Sibanye's uranium strategy will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today.

8. Platinum rationale

Growth in the platinum sector is consistent with Sibanye's strategy to grow the business in order to sustain its dividend profile and with its South Africa focus.

The platinum industry shares many similarities to the gold industry and provides an opportunity to leverage Sibanye's operating model and proven deep level mining capability.

Opportunities will be carefully assessed and will have to meet all internal investment criteria

9. Surface Operation and West Rand Tailings Retreatment Project

Sibanye's surface operations have been restructured into a separate standalone business unit in order to bring the appropriate focus, and position the Surface Operation for the development of its sizable gold and uranium Resources contained in its West Rand Tailings Surface Facilities ("TSF"), which form part of the West Rand Tailings Retreatment Project ("WRTRP").

Sibanye's Surface strategy involves developing a strong, long life and high yield surface business in support of the group's sustainable long term dividend policy. Key to the successful execution of the development strategy is the WRTRP, which contains 7.1Moz of gold and 97.4Mlbs of uranium. A prefeasibility study concluded in 2013 confirmed the economic viability of the WRTRP, which involves the construction of a large-scale Central Processing Plant for the economic extraction of gold and uranium from the retreatment of historical and current tailings. A further objective of the project remains the re-deposition of the residues in accordance with modern sustainable deposition practices, reducing future environmental liabilities.

Sibanye's Board has approved a Definitive Feasibility Study ("DFS") which will further advance concepts developed during the pre-feasibility study.

The DFS will focus on leveraging existing surface infrastructure including the Driefontein 2/3 and Kloof 1 surface gold plants as well as the available uranium treatment capacity at the Ezulwini gold and uranium processing plant to sustain surface gold production prior to development (subject to approval) of a new large scale Central Processing Plant. Sibanye's revised strategy is to develop the WRTRP in phases, allowing for the staging of capital.

The DFS will be executed over a 12-15 month period and will target capex and opex accuracy estimates of ±10%.

Stakeholders are advised that more detail relating to Sibanye's Surface Operation will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today.

10. The Burnstone Project

Sibanye exercised an option held by Wits Gold to acquire Southgold Exploration Proprietary Limited ("Southgold"), which owns the Burnstone operations ("Burnstone") for a nominal amount, subject to satisfaction of outstanding conditions precedent.

Burnstone presents an attractive opportunity for Sibanye, from both a strategic and operational perspective.

- purchase of existing infrastructure, underground access and metallurgical plant for $7.25m
- favourable debt funding terms
- The Sibanye mine plan has de-risked the Burnstone opportunity by:
o detailed understanding and review of the orebody
o application of appropriate and well understood mining methods
o opportunity to commence immediately with footwall development from multiple attack points
o an achievable ramp up profile benchmarked against similar operations
o further enhancement to the project economics without the requirement for material re-work through orebody modelling and associated mine plan optimisation

Stakeholders are advised that more detailed information relating to Burnstone will be made available on Sibanye's website www.sibanye gold.co.za, from 08h30 (CAT) today.

ENDS

4 June 2014

Contact

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute 'forward looking statements' within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.
Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others: economic, business and political conditions in South Africa and elsewhere; the ability to achieve anticipated efficiencies and other cost savings in connection with past and

future acquisitions, exploration and development activities; decreases in the market price of gold and/or uranium; hazards associated with underground and surface gold and uranium mining; labour shortages and disruptions; availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting mining and mineral rights; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions and cost increases; changes in exchange rates, currency devaluations, inflation and other macro-economic factors; industrial action; temporary stoppages of mines for safety and unplanned maintenance reasons; and the impact of the HIV/AIDS crisis in South Africa. These forward looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: June 4, 2014

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer